CUSIP: 377834106
SEC Filing No. 001-10179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K      ☐ Form 20-F       ☐Form 11-K    ☐Form 10-Q    ☐Form 10D

Form N-SAR Form N-CSR For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR For the Transition Period Ended:
   ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Full Name of Registrant:      Glen Rose Petroleum Corporation

Former Name if Applicable:    United Heritage Corporation

Address of Principal Executive Office (Street and Number): One Energy Square, 4925 Greeneville Avenue, Suite 200

City, State and Zip Code: Dallas, TX 75206

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant was unable to file the Form 10-K for the fiscal year ended March 31, 2008 (the “Report”) without unreasonable effort or expense due to the related delays in gathering information for inclusion in the Report associated therewith.

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph F. Langston (214) 800-2663
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 30, 2007, the Registrant sold a revenue-producing asset that accounted for a vast majority of its operational revenue in a previously disclosed transaction. The financial statements for the year end March 31, 2007 reflect the results of operations relating to that asset, and the financial statements for the year ending March 31, 2008 will not reflect those operational results. The anticipated change derives from a strategic transaction and not accounting issues.

Glen Rose Petroleum Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 2008
Name: By /s/Joseph F. Langston
Title: President and Chief Financial Officer